CARL N. DUNCAN, ESQ., LLC
ATTORNEY AT LAW
cduncan@cnduncanlaw.com

5718 Tanglewood Drive	(301) 263-0200
Bethesda, Maryland 20817	Fax (301) 576-5193

May 1, 2012

Brian Pitko, Staff Attorney
Michael Rosenthal, Staff Attorney
U.S. Securities and Exchange Commission
1000 F Street, N.E.
Washington, D.C. 20549

Re:	Physicians Healthcare Management Group, Inc. Amendment No. 4 to Registration Statement on Form 10 File No. 000-5481

Dear Messrs. Pitko and Rosenthal:

This firm has acted as securities counsel for Physicians Healthcare Management Group, Inc. (the “Registrant”), a Nevada corporation, generally since June 2007 and specifically in connection with the registration on Form 10 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of its  common stock. Such Shares are described in the Registration Statement filed August 15, 2011 with the Securities and Exchange Commission under the Exchange Act and as amended by Amendment No. 1 to such Form 10 on September 23, 2011, Amendment No. 2 filed December 29, 2011, Amendment No. 3 on March 28, 2012 and Amendment No. 4 being filed currently (the “Amendment”).

In response to the Staff’s current April 10, 2012 comment letter (the “current comment letter”),  this Amendment No. 4 reflects cumulative changes (basically the below two comments beyond number and dating) since Amendment No. 3 was filed late last month.  This letter responds to the comments in the indicated order in the current comment letter relating to Amendment No. 3. The responses to the current comments immediately follow the Staff’s comment numbers.

For the convenience of the Staff, we have reproduced the Staff’s comments from the current comment letter in Italics.  The responses to those current comments immediately follow the reproduced Staff comments. We believe we have made all changes requested (assuming the Staff has no further comments) and have attached the associated P.E. No. 4 (including the Reeprentations/Acknowledgment Letter requested in the current comment letter).

Brian Pitko, Staff Attorney	Michael Rosenthal, Staff Attorney
U.S. Securities and Exchange Commission
Page 2	May 1, 2012

Description of Business, page 1

1.
We note your response to our prior comment 2.  However, it does not appear that you have made any revisions or additions to your disclosure in response to that comment.  Therefore, we hereby reissue our prior comment and ask that you please describe the process by which management will solicit offers for the company and describe any previous experience held by management in making such solicitations.

Response to Comment 1:  The requested disclosure has been upgraded.

Risk Factors, page 3

2.
We note your response to comment 3 and reissue our comment.  Please further expand each risk factor caption to disclose a specific risk and the specific adverse consequences of that risk to investors and/or the company.  Using full sentences and an “if…then” approach to your risk factor captions where “if” denotes the risk and “then” describes the affect on investors may be helpful in this regard.  In addition, as specifically highlighted in our prior comment 3, your risk factor caption entitled “Illiquidity” should be revised to cite a specific risk to the company or its investors.

Response to Comment 2:  The requested Risk Factor disclosures have been substantively upgraded.
___________

Upon completion of the review, we trust all comments will have been satisfied and the Staff can advise us that the Staff has no further comments. Should you have any questions, please let me know. Thank you for your assistance and prompt review of these materials. As indicated above, the requested Company Representations/Acknowledgement Letter is attached. I will call you next week to coordinate any remaining issues with the Staff.

Sincerely,

/s/ Carl N. Duncan, Esq.
CARL N. DUNCAN, ESQ.

Enclosure:  Company Representations/Acknowledgment Letter

cc:	Robert Trinka Scott Moore Randy Goulding Scott Salberg/Gertrude Dorval

Physicians Healthcare Management Group, Inc.
700 S. Royal Poinciana Boulevard, Suite 506
Miami, FL 33166
T (305) 779.1777 / F (305) 779.1778 / W www.phyhealth.com

May 1, 2012

Brian Pitko, Staff Attorney
Michael Rosenthal, Staff Attorney
U.S. Securities and Exchange Commission
1000 F Street, N.E.
Washington, D.C. 20549

Re:	Physicians Healthcare Management Group, Inc. Amendment No. 4 to Registration Statement on Form 10 File No. 000-5481

Dear Messrs. Pitko and Rosenthal:

In connection with the Physicians Healthcare Management Group, Inc. (the “Registrant”), registration on Form 10, as amended (the “Filing”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of its common stock, your April 10, 2012 Comment Letter has requested the Registrant to provide a written statement acknowledging the follow:

~	Registrant is responsible for the adequacy and accuracy of the disclosure in the Filing;
~	Staff Comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
~	The Company may not assert Staff comments as a defense in any proceeding initi-ated by the Commission or any person under the federal securities laws of the United States.

The Registration and the undersigned, Chairman and President of the Registrant, do so acknowledge.

Very truly yours,

/s/ Robert Trinka
Robert Trinka
Chairman and President